EXHIBIT 99.1



                       RACI Holding, Inc. and Subsidiaries
                     Reconciliation Net Income to EBITDA (A)
                              (Dollars in Millions)



                                                      Unaudited            Unaudited
                                                  -----------------    ------------------
                                                    Quarter Ended      Year-To-Date Ended
                                                      June 30,              June 30,
                                                  -----------------    ------------------

                                                    2002      2001       2002      2001
                                                  -------   -------    -------   -------


Net Income                                        $   4.3   $   1.5    $   8.3   $   5.1

    Interest Expense (B)                              3.2       4.2        6.2       8.3
    Provision for Income Taxes                        2.8       1.0        6.2       3.2
    Depreciation and Amortization (C)                 2.5       4.3        5.1       8.6
    Other Noncash Charges (D)                         0.4       0.2        0.5       0.5
    Nonrecurring and Restructuring Expense (E)         --       0.2        1.4       0.2
                                                  -------   -------    -------   -------

    Total                                             8.9       9.9       19.4      20.8
                                                  -------   -------    -------   -------


    EBITDA (A)                                    $  13.2   $  11.4    $  27.7   $  25.9
                                                  =======   =======    =======   =======



Notes:

(A) EBITDA as presented may not be comparable to similar measures reported by other companies. Generally, EBITDA is defined to consist of net income (loss), adjusted to exclude cash interest expense, income tax expense, depreciation, amortization, noncash expenses and charges, gain or loss on sale or write-off of assets and extraordinary, unusual or nonrecurring gains, losses, charges or credits, and amounts paid as permitted dividends that are treated as compensation expense ("special payment"). EBITDA is presented to facilitate a more complete analysis of the Company's financial performance, by adding back non-cash and non- recurring items to operating income, as an indicator of the Company's ability to generate cash to service debt and other fixed obligations. Investors should not rely on EBITDA as an alternative to operating income or cash flows, as determined in accordance with generally accepted accounting principles, as an indicator of the Company's operating performance, liquidity or ability to meet cash needs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion of the Company's operating income and cash flows.

(B) Includes amortization of deferred financing costs $0.9 for the year-to-date periods ended June 30, 2002 and 2001.

(C) 2001 includes amortization of intangibles, of $1.2.

(D) Noncash charges consist of $0.1executive retiree benefit accrual, $0.1 retiree benefit accrual and $0.2 loss on disposal of assets for the quarter ended June 30, 2002 and $0.2 executive retiree benefit accrual for the quarter ended June 30, 2001. Noncash charges consist of $0.2 executive retiree benefit accrual $0.1 retiree benefit accrual and $0.2 loss on disposal of assets for the year-to-date period June 30, 2002 and $0.4 retiree benefit accrual and $0.1 loss on disposal of assets for the year-to-date period ended June 30, 2001

(E) Nonrecurring and restructuring expenses excluded in calculating EBITDA consist of $1.4 nonrecurring cumulative effect of change in accounting principle, net of tax for the year-to-date period ended June 30, 2002 and $0.2 nonrecurring professional fees for both the quarter and year-to-date periods ended June 30, 2001.